Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 27, 2012

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention: Loan Lauren P. Nguyen
Special Counsel

Re:	Eagle Bulk Shipping Inc. Registration Statement on Form S-3/A Filed August 27, 2012 File Number 333-182335

Dear Ms. Nguyen,

We refer to Amendment No. 1 to the registration statement on Form S-3 and the prospectus contained therein (the “Amended Registration Statement”), filed by Eagle Bulk Shipping Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on August 27, 2012.  We enclose with this letter a redline copy of the Amended Registration Statement, marked to show changes to the registration statement on Form S-3 filed on June 25, 2012.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

By: /s/ Gary J. Wolfe
Gary J. Wolfe

cc:      John Stickel
   Adir Katzav

SK 25083 0001 1316852